Stradley Ronon Stevens & Young, LLP
Suite 1601
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Chicago, IL 60606
Telephone 312.964.3500
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VIA EDGAR

August 12, 2016

Kimberly A. Browning

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Senior Income Fund
File Numbers: 333-212240; 811-09571

Dear Ms. Browning:

This letter responds to the comments contained in the letter dated July 22, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Senior Income Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following. Please note that the Registrant’s “Tandy Letter” acknowledgements are being filed under separate cover.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed. Pre-effective amendment no. 1 also addresses additional comments from the SEC staff that were delivered verbally on June 29, 2016.

General

Ms. Kimberly A. Browning

August 12, 2016

1.	Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Understood.

2.	Comment: Please confirm that all capitalized terms and acronyms are defined in the text at the locations where they first appear, or within close proximity of their first use, or revise the text accordingly.

Response: Confirmed. All capitalized terms and acronyms are defined in the text at the locations where they first appear, or within close proximity of their first use.

Cover Pages:

The Fund

3.	Comment: The disclosure states the “Fund’s primary investment objective is to achieve a high level of current income, consistent with the preservation of capital.” (Emphasis added.) If the Fund has a secondary investment objective, please delineate that objective. We note on page seven of the Prospectus, under the heading “Investment Objective and Policies,” there is no reference to the Fund having a “primary” investment objective.

Response: The disclosure in the Prospectus has been corrected to delete the reference to a “primary” investment objective.

Unlisted Shares

4.	Comment: As described in the Prospectus, the characteristics of the Term Preferred Shares make the shares inherently illiquid. Please revise the Cover Page disclosure to state that an investment in Term Preferred Shares is illiquid and currently, there is no active secondary trading market for the shares and the Fund does not expect any secondary market to develop for the Term Preferred Shares.

Response: The Registrant submits that the disclosure stating that the Term Preferred Shares “may be illiquid and there may be no active secondary trading market” (emphasis added) is accurate. Although the underwriter will not be contractually obligated to do so, it will attempt to actively make a secondary market in the Term Preferred Shares. In the past, Term Preferred Shares have traded on the secondary market made by the underwriter. The identical disclosure appeared in the Nuveen Short Duration Credit Opportunities Fund Term Preferred Shares registration statement (Reg. No. 333-206449) declared effective by the SEC on November 10, 2015.

5.	Comment: Please disclose on the Cover Page in bolded language using bullet points:

Ms. Kimberly A. Browning

August 12, 2016

a. The ultimate degree of loss an investor in the Term Preferred Shares may bear (i.e., an investor may lose all of his or her investment).

Response: The following underlined text has been added to the Cover Page, in bolded type:

“Investing in Term Preferred Shares involves risks. See “Risk Factors” beginning on page 45. Certain of these risks are summarized in “Prospectus Summary – Special Risk Considerations” beginning on page 11 of this prospectus. Although Term Preferred Shares are senior securities of the Fund, with priority in all respects to the Fund’s common shares, you could lose some or all of your investment.”

b. That the Term Preferred Shares are highly speculative investments.

Response: The Registrant disagrees with the characterization of the Term Preferred Shares as “highly speculative” investments. The Term Preferred Shares represent senior securities of the Fund. Under Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund will be required at issuance to have at least 200% asset coverage with respect to the Term Preferred Shares. In the event that asset coverage with respect to the Term Preferred Shares falls below 200%, the Fund will be prohibited from declaring cash dividends on its common shares. In addition, as described under “Description of Term Preferred Shares – Asset Coverage,” the terms of the Term Preferred Shares require the Fund to maintain asset coverage of at least 225% on a daily basis for as long as the shares are outstanding. At the Term Redemption Date, the Fund is required to redeem the Term Preferred Shares at the liquidation preference per share, plus any accumulated but unpaid dividends. In order to fund such redemption, the Fund is required, six months prior to the Term Redemption Date, to identify portfolio securities with a market value equal to at least 110% of the redemption amount and, over the course of the next six months, convert such portfolio securities to cash. See “Description of Term Preferred Shares – Term Redemption Liquidity Account and Liquidity Requirement.” Furthermore, the Term Preferred Shares pay cumulative dividends and are expected to be highly rated by both Fitch Ratings and Moody’s Investors Service. As a result, the Registrant declines to make the requested disclosure.

Investment Strategies

6.	Comment: As the first full definition of Managed Assets appears on page 66 of the Prospectus in the first footnote to the table on that page, the statement in the first sentence that “Managed Assets” is defined on Page 8 of the Prospectus is inaccurate. Please revise the Prospectus Summary to define Managed Assets at its place of first appearance in the Prospectus Summary.

Response: The Registrant has revised the Prospectus Summary to define Managed Assets at its place of first appearance, under the heading, “Investment Objective and Policies.”

Ms. Kimberly A. Browning

August 12, 2016

7.	Comment: With respect to the Fund’s 80% policy, please disclose all loan tiers the Fund includes in the 80% test (e.g., first lien loans). Based on your response, we may have additional comments.

Response: The Registrant has revised the definition of “Senior Loans” to clarify that this term means loans that hold the most senior position in the issuer’s capital structure. Specifically, the Registrant has revised the second paragraph under the heading “Investment Objective and Policies” in the Prospectus Summary as set forth below:

“In pursuing its objective of high current income, the Fund ~~will~~ invests primarily in floating or variable rate, U.S. dollar denominated senior loans that hold the most senior position in the capital structure of an issuer (i.e., that have a claim on the assets and/or stock of the issuer that has priority over subordinated debt holders and stockholders of the issuer) (“Senior Loans”).”

Additionally, the Registrant believes the term “First lien loans” mentioned in this comment was too narrow to describe the loans that may constitute “Senior Loans” because Senior Loans may be secured or unsecured.

8.	Comment: The Prospectus indicates:

a. “Senior Loans that the Fund intends to invest in are usually rated below investment grade and share the same risks of other below investment grade debt instruments.” See the “Senior Loan Risk” section on page 17 of the Prospectus Summary.

b. “Substantially all of the Fund’s portfolio likely will be invested in debt instruments of below investment grade quality.” See the “Below Investment Grade Risk” section on page 55.

c. “There is no limit on the percentage of the Fund’s assets that may be invested in Senior Loans that are rated below investment grade or that are unrated but of comparable quality.” See the “Borrowers” section on page 40.

On the Cover Page, please clarify the disclosure in the first sentence under this “Investment

Strategies” heading by adding bullet points, in bolded text, disclosing the facts noted above in sub-sections a-c of this comment number 8. Also, disclose on the Cover Page that investments rated below investment-grade, or that are unrated but of equivalent credit quality, are commonly referred as “junk bonds” and that indebtedness below investment grade quality has predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Also, indicate on the Cover Page the lowest credit quality applicable to any instrument in which the Fund may invest.

Response: The Registrant submits that the Cover Page should be limited to the most critical, material disclosure related to this Term Preferred Shares offering, including key details regarding the offering and the terms of the Term Preferred Shares, as well as a brief discussion of the Fund’s principal investment policies and strategies. As a result, the

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August 12, 2016

Registrant submits that the items noted in the comment, while material to a potential investor in the Fund’s common shares, are not critical to potential investors in Term Preferred Shares, and could diminish and distract from the information most material to investors in Term Preferred Shares appropriate for the Cover Page. As a result, the Registrant has declined to add such disclosures to the Cover Page.

9.	Comment: The second paragraph states the Fund may invest in “other debt securities . . . Also . . . the Fund may invest . . . in other income producing securities such as investment and noninvestment grade corporate debt securities, high quality, short-term debt securities; and equity securities and warrants acquired in connection with the Fund’s investments in Senior Loans.” (Emphasis added.) In the Prospectus Summary, please add clarifying disclosure regarding these investments (e.g., identify types of issuers, and any policy regarding applicable capitalization sizes of such issuers), along with attendant risk disclosure.

Response: The word “corporate” in the above-quoted passage is the only limit on the “type” of issuer of investment and noninvestment grade debt securities in which the Registrant may invest, and the Registrant has no policy limiting the capitalization sizes of these issuers. The Registrant has also added the phrase, “of corporate or governmental issuers” to the succeeding reference to “high quality, short-term debt securities.” With respect to attendant risk disclosure, please see “Risk Factors – Security Level Risks – Warrants and Equity Securities Risk” as well as “Risk Factors – Issuer Level Risks – Issuer Credit Risk” in the Prospectus.

10.	Comment: The Cover Page indicates the “Fund may also engage in lending of its securities, repurchase agreements, [and] reverse repurchase agreements.” Please briefly clarify on the Cover Page why the Fund will enter into these investments (e.g., to leverage), and clarify these investment strategies in the Prospectus Summary.

Response: This sentence has been removed from the Cover Page. The Registrant has moved the disclosure to a new paragraph under the heading “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives” in the Prospectus and added the underlined language below:

“For cash management purposes, the Fund may enter into repurchase agreements (a purchase of, and a simultaneous commitment to resell, a financial instrument at an agreed upon price on an agreed upon date) only with member banks of the Federal Reserve System and member firms of the New York Stock Exchange.”

The Registrant is not currently a party to any reverse repurchase agreement and has added the following language to the Prospectus as the fifteenth paragraph under the heading “Use of Leverage”:

“For borrowing purposes (i.e., to increase the Fund’s leverage), the Fund may enter into reverse repurchase agreements with respect to financial assets which

Ms. Kimberly A. Browning

August 12, 2016

could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying financial asset and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the asset back to the Fund at an agreed upon price on an agreed upon date. The Fund will set aside with its custodian cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. See “Segregation of Assets” in the SAI. The Fund receives payment for such assets only upon physical delivery or evidence of book entry transfer by its custodian. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund’s ability to dispose of the underlying assets. Reverse repurchase agreements involve additional risks to the Fund. See “Risk Factors – Security Level Risks – Reverse Repurchase Agreement Risk.” The Fund will not hold more than 5% of the value of its Managed Assets in reverse repurchase agreements.”

The Fund currently conducts no portfolio lending. In response to this comment and Comment 37, the Registrant has revised the applicable language and moved it to the Prospectus under the heading, “The Fund’s Investments – Portfolio Composition and Other Information – Miscellaneous Investment Techniques – Lending of Portfolio Holdings”:

“To increase its income, the Fund may lend financial instruments in its portfolio. Such loans may be made, without limit, to brokers, dealers, banks or other recognized institutional borrowers of financial instruments and would be required to be secured continuously by collateral, including cash, cash equivalents or U.S. Treasury bills maintained on a current basis at an amount at least equal to the market value of the financial instruments loaned. The Fund would have the right to call a loan and obtain the financial instruments loaned at any time on five days’ notice. For the duration of a loan, the Fund would continue to receive the equivalent of the interest paid by the issuer on the financial instruments loaned and also may receive compensation from the investment of the collateral.

The Fund would not have the right to vote any financial instruments having voting rights during the existence of the loan, but the Fund could call the loan in anticipation of an important vote to be taken among holders of the financial instruments or in anticipation of the giving or withholding of their consent on a material matter affecting the financial instruments. As with other extensions of credit, risks of delay in recovery or even loss of rights in the collateral exist should the borrower of the financial instruments fail financially. However, the loans would be made only to firms deemed by the Adviser to be creditworthy and when, in the judgment of the Adviser, the consideration which can be earned currently from loans of this type justifies the attendant risk. The creditworthiness

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August 12, 2016

of firms to which the Fund lends its portfolio holdings will be monitored on an ongoing basis by the Adviser. No specific limitation exists as to the percentage of the Fund’s assets which the Fund may lend.”

Leverage

11.	Comment: Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.[1] Ensure the disclosure indicates each type of derivative instrument in which the Fund may invest, along with how the Fund will use each derivative to implement its investment strategy. Also, describe the risks applicable to the derivative instruments expected to be used by the Fund.

Response: The Registrant has considered the cited letter and confirms that the Prospectus contains the required disclosure within the section entitled, “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives” and “—Hedging.”

12.	Comment: We note that the Fund may engage in credit default swaps. Please confirm that when the Fund writes or sells credit default swaps, it will set aside the full notional amount of the swap.

Response: Confirmed. When the Fund writes or sells credit default swaps, it will set aside the full notional amount of the swap as required by SEC Release No. 106662 and other applicable SEC staff guidance.

13.	Comment: We note that the Fund may engage in total return swaps. Please be advised that when it does so, the Fund must set aside an appropriate amount of segregated assets.[3] See generally the Commission’s concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.[4]

Response: Understood.

[1]	See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
[2]	Securities Trading Practices of Registered Investment Companies, Release No. IC-10666, 44 Fed. Reg. 25128 (Apr. 18, 1979) (“Release No. 10666”), available at http://www.sec.gov/divisions/investment/imseniorsecurities/ic-10666.pdf.
[3]	See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).
[4]	See Investment Company Act Release No. 29776 (Aug. 31, 2011).

Ms. Kimberly A. Browning

August 12, 2016

Priority of Payments

14.	Comment: As the “Credit Agreement” mentioned in this section is a material contract, please ensure it will be filed as an exhibit to the Registration Statement. See Item 25.2.k of Form N-2.

Response: Agreed. The Registrant has filed a “conformed” copy (reflecting amendments) of the Credit Agreement and related documents as exhibits to the Registration Statement.

Prospectus

15.	Comment: Please confirm that each reference in the Prospectus to “LIBOR” specifies the applicable LIBOR rate that is being used.

Response: The Registrant has modified each reference to “LIBOR” in the Prospectus to specify the applicable LIBOR rate, as indicated below:

In the Prospectus Summary, under the heading entitled, “Swap,” the underlined text has been added:

“Under the swap, the Fund would receive a fixed payment at a rate equal to the applicable dividend rate being paid by the Fund on the Term Preferred Shares and in turn pay a fixed spread to the one-month U.S. dollar London Inter-Bank Offered Rate (“LIBOR”) index.”

The third sentence in the Prospectus section entitled “The Fund’s Investments – Portfolio Composition and Other Information – Senior Loans – Rates of Interest” has been revised as set forth below:

“The base rate usually is ~~the London Inter-Bank Offered Rate (“~~LIBOR (of any tenor, but typically between one month and six months, and currency), the prime rate offered by one or more major United States banks (the “Prime Rate”) or the certificate of deposit (“CD”) rate or other base lending rates used by commercial lenders.”

The fifth paragraph under the heading “Use of Leverage” in the Prospectus has been revised as set forth below:

“Under the swap, the Fund would receive a fixed payment at a rate equal to the applicable dividend rate being paid by the Fund on the Term Preferred Shares and in turn pay a fixed spread to the one-month U.S. dollar LIBOR index.”

Corresponding disclosure changes have been made throughout the Registration Statement.

Ms. Kimberly A. Browning

August 12, 2016

16.	Comment: Please confirm that the disclosure includes all required disclosure specified by Guide 6 to Form N-2 or revise the disclosure accordingly.

Response: The Registrant has revised the disclosure under the heading “Asset Coverage” in the Prospectus Summary as noted below:

If the Fund fails to maintain at least 225% Asset Coverage as of the close of business on each Business Day, and such failure is not cured as of the Asset Coverage Cure Date, the Fund shall be required to take Corrective Action as provided above. “Asset Coverage” for Term Preferred Shares is calculated pursuant to Section 18(h) of the 1940 Act, as in effect on the date of the Statement, and is determined on the basis of values calculated as of a time within 48 hours (only including Business Days) preceding each daily determination (“Asset Coverage”). In maintaining Asset Coverage as described above, the Fund may be required to sell a portion of its investments at a time that it may be disadvantageous for the Fund to do so if, as a result of market fluctuations or otherwise, the Fund fails to have Asset Coverage of at least 200%. See “Description of Term Preferred Shares—Asset Coverage.”

Prospectus Summary

17.	Comment: Please confirm only the principal risks of the Fund are included in the Prospectus Summary, and that other risks are presented later in the Prospectus. See Form N-2, Item 8.3.a.

Response: The Registrant has revised the risk disclosure in the Prospectus Summary so that it is limited to the risks of investing in Term Preferred Shares. The Registrant submits that such risks represent the principal risks of investing in this offering of Term Preferred Shares. All of the risks removed from the Prospectus Summary are presented later in the Prospectus under the heading “Risk Factors.”

18.	Comment: Please enhance the Prospectus Summary by summarizing portfolio maturity and duration management in the context of the Fund’s investments. Also, enhance the Prospectus Summary by summarizing the collateral applicable to the Fund’s investments (in that discussion, indicate whether the senior loans in which the Fund invests will be fully and/or partially collateralized and include attendant risk disclosure).

Response:

Portfolio maturity and duration:

The Prospectus, in connection with the description of the investment policy requiring the Registrant to invest at least 80% of its Managed Assets in Senior Loans, states that such instruments will at all times have a dollar-weighted average time until the next interest rate

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August 12, 2016

adjustment of 90 days or less. With respect to the Registrant’s remaining portfolio, there is no policy limiting the duration or maturity of such investments. The Registrant has revised the third paragraph of the Prospectus Summary disclosure under the heading, “Investment Objective and Policies” as set forth below, to address portfolio maturity and duration of senior loans as set forth below:

“As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in adjustable rate, U.S. dollar-denominated, secured and unsecured Senior Loans, which unsecured Senior Loans will be, at the time of investment, investment grade quality. [. . . ] With respect to the Fund’s Senior Loans included in the 80% policy described above, such instruments will at all times have a dollar-weighted average time until the next interest rate adjustment of 90 days or less.”

Collateral applicable to the Fund’s investments:

The Registrant notes the 65% policy stated below and has further revised the Prospectus Summary disclosure under the heading, “Investment Objective and Policies” as set forth below, to enhance the disclosure regarding collateral and the associated risks:

“As a non-fundamental policy, under normal circumstances, the Fund will invest at least 65% of its Managed Assets in Senior Loans that are secured by specific collateral. Such collateral consists of assets and/or stock of the Borrower. See “The Fund’s Investments – Portfolio Composition and Other Information – Senior Loans – Protective Provisions of Senior Loans” and “Risk Factors – Issuer Level Risks – Issuer Credit Risk.””

19.	Comment: Please revise the disclosure to define the terms “structural leverage,” and “effective leverage,” respectively, in consistent and complete manners. Also, please define each term at the location where it first appears in the Prospectus Summary. Also, please amend the Cover Page disclosure concerning these two terms with respective cross-references indicating where each term’s respective definition is provided in the Prospectus Summary.

Response: The Registrant has deleted references to “structural leverage” and has instead utilized the term “regulatory leverage” as described and as indicated below. Furthermore, the Registrant has deleted references to “effective leverage.” Accordingly, the Registrant has revised the “Use of Leverage” section of the Prospectus Summary as indicated below:

“Regulatory leverage consists of “senior securities” as defined under the 1940 Act, which include (1) borrowings, including loans from financial institutions (“Borrowings”); (2) issuance of debt securities; and (3) issuance of preferred shares((1),(2), and (3) are hereinafter collectively referred to as

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“regulatory leverage”). The Fund may utilize regulatory leverage to the extent permissible under the 1940 Act. ~~In addition to offering Term Preferred Shares, t~~ The Fund currently employs regulatory leverage through borrowing under the Credit Agreement with Citibank and currently has outstanding VRTP Shares. The Fund intends to use the proceeds of this offering of Term Preferred Shares to maintain the Fund’s leverage after ~~refinance and~~ redeeming all or a portion of the Fund’s Preferred Shares outstanding from time to time, including all or a portion of the Fund’s outstanding VRTP Shares and/or repaying a portion of the Fund’s borrowings under its Credit Agreement (as defined below)~~, and to maintain or increase the Fund’s leverage~~. In addition, the Fund may use the proceeds of this offering of Term Preferred Shares to increase the Fund’s leverage. ~~The Fund has entered into a Credit Agreement with Citibank.~~

[ . . . ]

In addition to the regulatory leverage described above, the Fund may also enter into reverse repurchase agreements and derivatives transactions, such as certain credit default swaps, total return swaps and bond futures, that have the economic effect of leverage by creating additional investment exposure. See “Use of Leverage” and “The Fund’s Investments – Portfolio Composition and Other Information – Derivatives” in the Prospectus and “Hedging Transactions” in the SAI. The Fund may use leverage in an amount permissible under the 1940 Act and Securities and Exchange Commission (“SEC”) Guidance under the 1940 Act.”

a. The statement on page 48, in the thirteenth paragraph under the heading “Use of Leverage,” indicating “effective leverage” is previously defined in the Prospectus is inaccurate as the text includes no such prior definition. Please clarify the disclosure accordingly. Also, in defining effective leverage, specify the “other portfolio techniques that have the economic effect of leverage,” that are included in the Fund’s definition as stated on page 48 and include attendant risk disclosure (e.g., we note reverse repurchase agreements are listed on the Cover Page).

Response: The Registrant has eliminated references to “effective leverage” and revised the disclosure in the “Use of Leverage” section of the Prospectus, beginning with the fourteenth paragraph of that section, as indicated below:

“Regulatory leverage consists of “senior securities” as defined under the 1940 Act, which include (1) borrowings, including loans from financial institutions; (2) issuance of debt securities; and (3) issuance of preferred shares. The Fund may use regulatory leverage to the extent permissible under the 1940 Act.

In addition to the regulatory leverage described above, the Fund may also enter into reverse repurchase agreements and derivatives transactions, such as certain credit default swaps, total return swaps and bond futures, that have the economic effect of leverage by creating additional investment exposure. See “The Fund’s

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August 12, 2016

Investments – Portfolio Composition and Other Information – Credit Default Swaps” in the Prospectus and “Hedging Transactions” in the SAI.

For borrowing purposes (i.e., to increase the Fund’s leverage), the Fund may enter into reverse repurchase agreements with respect to financial assets which could otherwise be sold by the Fund. A reverse repurchase agreement is an instrument under which the Fund may sell an underlying financial asset and simultaneously obtain the commitment of the purchaser (a commercial bank or a broker or dealer) to sell the asset back to the Fund at an agreed upon price on an agreed upon date. The Fund will set aside with its custodian cash or liquid securities in an amount sufficient to cover its obligations with respect to reverse repurchase agreements. See “Segregation of Assets” in the SAI. The Fund receives payment for such assets only upon physical delivery or evidence of book entry transfer by its custodian. Reverse repurchase agreements could involve certain risks in the event of default or insolvency of the other party, including possible delays or restrictions upon the Fund’s ability to dispose of the underlying assets. Reverse repurchase agreements involve additional risks to the Fund. See “Risk Factors – Security Level Risks – Reverse Repurchase Agreement Risk.” The Fund will not hold more than 5% of the value of its Managed Assets in reverse repurchase agreements. The Fund’s leverage strategy may not work as planned or achieve its goals. ~~As previously defined, “effective leverage” is the combination of the amount of structural leverage plus the amount of leverage from derivatives transactions or other portfolio techniques that have the economic effect of leverage. The Fund may utilize derivatives, such as credit default swaps, that have the economic effect of financial leverage by creating additional investment exposure.~~ The Fund may use ~~effective~~ leverage~~, subject to its fundamental investment policies,~~ in an amount permissible under the 1940 Act and related SEC guidance.”

In addition, the Registrant has added the following risk factor under the heading “Risk Factors – Security Level Risks” to specifically address reverse repurchase agreements:

“Reverse Repurchase Agreement Risk

A reverse repurchase agreement is a contract under which the Fund sells a security for cash for a relatively short period (usually not more than one month) subject to the obligation of the Fund to repurchase such security at a fixed time and price (representing the seller’s cost plus interest). Reverse repurchase agreements involve the risk that the market value of the securities the Fund is obligated to repurchase under the agreement may decline below the repurchase price. In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of proceeds of the agreement may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligation to repurchase the securities. In addition, reverse repurchase agreements are techniques involving

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leverage, and accordingly, under the requirements of the 1940 Act, the Fund is required to segregate permissible assets to cover its position. To the extent that the amount of cash and liquid securities required to be segregated increases, the Fund may be required to sell portfolio securities at prices that may be disadvantageous to the Fund.”

Dividend Payments (P. 4)

20.	Comment: Please clarify the “other distributions” mentioned in the first sentence of the first paragraph.

Response: The term “other distributions” refers to capital gains distributions and distributions that are not treated as dividends for federal tax purposes in the event that the Fund has insufficient earnings and profits (often referred to as a “return of capital”). The Registrant has clarified this disclosure.

Ratings (P. 6)

21.	Comment: Please briefly disclose the various restrictions that a credit rating agency may impose on the Fund’s portfolio characteristics (e.g., credit quality, liquidity, etc.) in order to receive a certain credit rating for the Term Preferred Shares. Also, disclose any fee the Fund may incur as a result of obtaining a credit rating from a rating agency.

Response: The Fund is only obligated to use commercially reasonable efforts to cause at least one rating agency to publish a rating for the Term Preferred Shares. The Fund is not required to maintain a specific rating for the Term Preferred Shares by a specific rating agency or agencies. Therefore, while the Fund may elect to comply with the rating requirements necessary to obtain a desired rating from the rating agency it chooses, the Fund is not required to comply with any specific set of rating agency criteria. The Fund believes the disclosure as revised below is appropriate:

“The Registrant expects that the Term Preferred Shares will be rated by Fitch Ratings, part of the Fitch Group (“Fitch”) and Moody’s Investor Service Inc. (“Moody’s”). The Fund is obligated only to use commercially reasonable efforts to cause at least one rating agency (each a “Rating Agency” and collectively the “Rating Agencies”) to publish a credit rating with respect to the Term Preferred Shares for so long as Term Preferred Shares are outstanding. The Fund may choose a different Rating Agency or Rating Agencies to rate the Term Preferred Shares and the ratings of the Term Preferred Shares may vary.

The Fund may be subject to certain restrictions or guidelines by a Rating Agency to achieve a desired rating. Such restrictions and guidelines vary by Rating Agency and by desired ratings. These guidelines generally include asset coverage requirements; portfolio characteristics such as portfolio diversification and credit rating criteria; and qualitative views on the Fund and Fund management. While these restrictions and guidelines may impose different requirements than those under the 1940 Act, it is not anticipated that these restrictions or guidelines will

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impede the management of the Fund’s portfolio in accordance with the Fund’s investment objective and policies.

Further details, including the applicable Rating Agencies ~~rating~~, concerning the ratings of any series of Term Preferred Shares sold under this Prospectus will be ~~identified~~ set forth in a prospectus supplement relating to the offering of such series. The Fund will bear the costs associated with obtaining any rating on the Term Preferred Shares.”

Investment Objective and Policies (P. 7)

22.	Comment: In the second paragraph’s second sentence, the list of senior loan “Borrowers” includes the open-ended term “other entities.” Please delete this term and revise the disclosure to specify all principal categories of “Borrowers” to which the senior loans will be made.

Response: This terminology is merely intended to describe the legal structure of the “Borrowers” in whose senior loans the Fund may invest. The Registrant has revised this section and the Cover Page as noted below:

Senior Loans are made to corporations, partnerships, limited liability companies and other similar types of business entities (“Borrowers”) to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes.

23.	Comment: The seventh paragraph mentions the Fund may “deviate” from its investment policies and objective “in order to keep the Fund’s cash fully invested.” Please explain this policy, specifying how the Fund will use it to achieve its investment objective. See Item 8 of Form N-2.

Response: The Registrant has deleted the phrase “or in order to keep the Fund’s cash fully invested.” Due to extraordinary conditions (e.g., adverse market, economic or political conditions), the Registrant may, under such circumstances, deviate from its investment objective. As a result, during such periods, the Registrant will not be seeking to achieve its investment objective. In order to clarify the disclosure, the Registrant has revised the first sentence of this paragraph as indicated below:

“During temporary defensive periods (e.g., during periods of adverse market, economic or political conditions)~~, or in order to keep the Fund’s cash fully invested,~~ the Fund may deviate from its investment policies and objective.”

24.

Comment: If applicable, please disclose the Fund will include derivatives (including any “synthetic” instruments as described in the Prospectus), in its policy of investing at least 80% of its Managed Assets in senior loans. If applicable, specify each principal category of derivatives in which the Fund may invest that will count toward satisfying the Fund’s 80%

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August 12, 2016

policy. Also, confirm to us that for purposes of determining compliance with its 80% policy, the Fund will count derivatives based on their market value rather than their notional value.

Response: The Registrant has revised the “The Fund’s Investments – Investment Objective and Policies” section of the Prospectus to add the following disclosure:

“The Fund may invest in certain derivative instruments. Such instruments may include total return swaps whose prices, in Symphony’s opinion, correlate with the prices of the senior loan instruments in which the Fund primarily invests. Total return swaps are contracts in which one party agrees to make payments of the total return from the underlying asset(s), which may include indices, securities or baskets of securities during the specified period, in return for payments equal to a fixed or floating rate of interest or the total return from other underlying asset(s). For purposes of the investment policy requiring the Fund to invest at least 80% of its Managed Assets in Senior Loans, the Fund will treat the lesser of (a) the notional exposure of a total return swap, which represents the Fund’s investment exposure with respect to the swap, or (b) the amount of cash and cash equivalents on the Fund’s books, which when associated with an equal notional exposure of a senior loan-based total return swap can be thought of as “materializing” that swap, as being a senior loan.”

The Registrant seeks to include within its 80% policy for investing in Senior Loans the synthetic un-leveraged exposure created by total return swaps that are designed to correlate with senior loan instruments.

In the numerator of this 80% compliance test, the Registrant will count the notional exposure, which incorporates the senior loan-based total return swap notional amount and subsequent daily market-to-market change, subject to the limitations described in the following paragraph.

The amount of the notional exposure that will be incorporated into such calculation will be the lesser of (a) the full notional exposure of the senior loan-based total return swaps or (b) the amount of cash and/or cash equivalents held by the Registrant; note that the cash and/or cash equivalent portion of this combination is already counted in the denominator of the 80% compliance test.

Any derivative or total return swap that is not intended to represent an investment in a senior loan will not be included within the numerator of this compliance test.

25.	Comment: Please explain to us how the derivatives (or any type of “synthetic” instrument as described in the Prospectus), in which the Fund invests are valued for purposes of calculating Managed Assets. Confirm to us that the derivative’s notional value is not used for purposes of calculating Managed Assets.

Ms. Kimberly A. Browning

August 12, 2016

Response: All derivatives (including derivatives used to create “synthetic” exposure, as described in the response to Comment 24 above) will be valued at their market value, and not their notional value, for purposes of calculating Managed Assets, both for purposes of calculating and paying management fees, and for purposes of testing the Registrant’s compliance with investment policies that use Managed Assets in the denominator. Please see the response to Comment 24 above, which describes Prospectus disclosure that makes clear that the notional amount of a total return swap, to the extent it is effectively “materialized” by an amount of cash equivalents in the Fund’s asset ledger, will count toward satisfying a particular investment policy expressed as a percentage of Managed Assets. As to treating such total return swap instruments as a component of Managed Assets for purposes of determining the amount of advisory fees to be paid by the Fund to the investment adviser, please note that such inclusion in Managed Assets would require the existence of not only the notional swap position, but also an associated balance sheet asset – the cash or cash equivalents offsetting the swap position – that in combination with the swap position represents the economic equivalent of a cash investment in the risk assets underlying the swap, and that fees would be paid on those cash equivalents regardless of whether the Registrant was treating the combination of the swap and those cash equivalents as being tantamount to a senior loan.

26.	Comment: In the fourth paragraph, please explain what is meant by the Fund’s “relatively illiquid portfolio.”

Response: This language has been deleted.

Special Risk Considerations (P. 10)

27.	Comment: Will either a material amount, or substantially all, of debt instruments in which the Fund invests have a principal amount outstanding at maturity? If yes, add attendant risk disclosure and explain that as a result of such circumstances, the Fund could experience a substantial loss if the borrower is unable to refinance the debt at maturity.

Response: The Registrant has revised the first two paragraphs of the disclosure under the heading “Risk Factors – Issuer Level Risks – Issuer Credit Risk” as noted below:

“Debt instruments in which the Fund may invest are subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the ~~NAV~~ net assets of the Fund. Even if an issuer remains current on principal and interest payments, a deterioration in the market’s perception of the issuer’s ability to make such payments in the future may cause a reduction in the value of the issuer’s securities, and a commensurate decrease in the value of the Fund’s net assets.

To the extent that an issuer must refinance its debt instrument in order to make principal payments at maturity, the issuer’s inability to refinance may present increased risk of loss to the Fund.”

Ms. Kimberly A. Browning

August 12, 2016

Interest Rate Risk (P. 11)

Rating Risk (P. 11)

28.	Comment: These two sections indicate there is a secondary market for the Term Preferred Shares. Please reconcile this disclosure with the Cover Page disclosure indicating there is no such market.

Response: Please see the response to Comment 4.

Non-U.S. Issuer Risk (P. 17)

29.	Comment: The Prospectus states on the Cover Page that the Fund “may invest up to 20% of its Managed Assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States.” Please reiterate that limit here and also in the “Emerging Markets Risk” section, which follows this Non-U.S. Issuer Risk section.

Response: The Registrant has enhanced the disclosure under the headings “Risk Factors – Issuer Level Risks – Non-U.S. Securities Risk” as indicated below, and has revised the disclosure under the heading “ – Emerging Markets Risk” by adding the underlined text to the first paragraph of such risk factor, as set forth below:

“Emerging Markets Risk

The Fund may invest its Managed Assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside of the United States, including Borrowers organized or located in emerging markets countries. Risks of investing in securities of emerging markets issuers include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; and possible restrictions on repatriation of investment income and capital. In addition, foreign investors may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. Certain emerging markets also may face other significant internal or external risks, including a heightened risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth, and which may in turn diminish the value of the companies in those markets.”

a. Discuss the principal risks of enforcing security interests in collateral underlying loans, as well as liquidating collateral, located in non-U.S. jurisdictions. Also, discuss the risks arising

Ms. Kimberly A. Browning

August 12, 2016

in those instances when the underlying collateral is insufficient to fully discharge a non-U.S. borrower’s obligations to a lender.

b. To the extent applicable, add disclosure responsive to Guide 9 to Form N-2.

Response: The Registrant has updated the disclosure under the heading “Risk Factors – Issuer Level Risks – Non-U.S. Securities Risk” as indicated below:

“Non-U.S. Securities Risk

“The Fund may invest its Managed Assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside of the United States. Investments in securities of non-U.S. companies involve special risks not presented by investments in securities of U.S. companies, including less publicly available information about non-U.S. companies or markets due to less rigorous disclosure or accounting standards or regulatory practices; restrictions on foreign investment; possible restrictions on repatriation of investment income and capital; reduced levels of government regulation of foreign securities markets; many non-U.S. markets may be smaller, less liquid and more volatile; potential adverse effects of fluctuations in controls on the value of the Fund’s investments; the economies of non-U.S. countries may grow at slower rates than expected or may experience a downturn or recession; the impact of economic, political, social or diplomatic events; possible seizure of a company’s assets, including expropriation and nationalization; restrictions imposed by non-U.S. countries limiting the ability of non- U.S. issuers to make payments of principal and/or interest and withholding and other non-U.S. taxes may decrease the Fund’s return. In addition, settlement, clearing, safe custody and registration procedures may be underdeveloped, which increases the chance of an error, fraud or default, which could cause loss to the Fund. Also, enforcing legal rights, such as security interests in collateral underlying loans, may be difficult, costly and slow in non-U.S. countries. Given this possibility, underlying collateral of non-U.S. Borrowers may be insufficient to fully discharge their obligations to the Fund. These risks are more pronounced to the extent that the Fund invests a significant amount of its assets in companies located in one region and to the extent that the Fund invests in securities of issuers in emerging markets. See “—Emerging Markets Risk” below. To the extent the Fund invests in depositary receipts, the Fund will be subject to many of the same risks as when investing directly in non-U.S. securities. The holder of an unsponsored depositary receipt may have limited voting rights and may not receive as much information about the issuer of the underlying securities as would the holder of a sponsored depositary receipt. The Fund’s income from non-U.S. issuers may be subject to non-U.S. withholding taxes. In some countries, the Fund also may be subject to taxes on trading profits and, on certain securities transactions, transfer or stamp duties tax. To the extent foreign income taxes are paid by the Fund, it is unlikely that U.S. Shareholders will be able to claim a credit or deduction for U.S. federal income tax purposes. See “Tax Matters.” Furthermore, foreign market securities may incur brokerage or

Ms. Kimberly A. Browning

August 12, 2016

stock transfer taxes, which may have the effect of increasing the Fund’s cost of investment and which may reduce the realized gain or increase the loss on such securities at the time of sale.”

In addition, the Registrant has revised the disclosure under the heading “Custodian, Transfer Agent, Dividend Disbursing Agent and Redemption and Paying Agent” as set forth below:

“The custodian of the assets, including all foreign assets, of the Fund is State Street Bank and Trust Company (“State Street”), One Lincoln Street, Boston, Massachusetts 02110. State Street perform custodial, fund accounting and portfolio accounting services. State Street may place and maintain the Fund’s foreign securities with foreign banking institution sub-custodians employed by State Street or foreign securities depositories, all in accordance with the applicable provisions of the Fund’s custody agreement.”

Market Discount from Net Asset Value (P. 16)

30.	Comment: Please delete this section or instead explain how it is relevant to this offering of Term Preferred Shares.

Response: This section has been deleted.

Interest Rate Risk (P. 19)

31.	Comment: Please enhance the disclosure to explain how certain interest reset provisions may make it more difficult for borrowers to make debt repayments to the Fund. If this is a material risk of the Fund, please add attendant Cover Page disclosure.

Response: The following paragraph has been added at the end of the “Risk Factors – Issuer Level Risks – Issuer Credit Risk” disclosure in the Prospectus. Please see also the response to Comment 8.

“The Fund’s Senior Loans and other loans may include interest rate reset provisions, which can increase issuer credit risk. Under certain circumstances, a loan’s interest rate may reset at a higher rate that the Borrower cannot repay and thereby cause the loan to default.”

Illiquid Securities Risk (P. 20)

32.	Comment: Please change the term “may” in the first sentence to “will.” Also, specify the maximum percentage of Fund assets that will be invest in illiquid securities or, if accurate, that the Fund may invest in such securities without limitation. If the amount of Fund assets invested in illiquid securities is material or unlimited, please add attendant Cover Page disclosure.

Ms. Kimberly A. Browning

August 12, 2016

Response: Although the Fund currently invests in illiquid securities, it is not required to do so. As a result, the Registrant has not revised the language in the “Illiquid Securities” risk factor to change the word “may” to “will”. The Registrant has revised the “Investment Objective and Policies” disclosure in the Prospectus Summary as noted below:

“In pursuing its objective of high current income, the Fund will invest primarily in floating or variable rate, U.S. dollar denominated senior loans (“Senior Loans”). Senior Loans are made to corporations, partnerships, limited liability companies and other entities (“Borrowers”) to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Investment in such floating rate instruments is expected to minimize changes in the underlying principal value of the Senior Loans, and therefore the Fund’s net asset value, resulting from changes in market interest rates. The Borrowers of such Senior Loans operate in a variety of industries and geographical regions. In pursuing its investment objective, the Fund may also invest without limitation in illiquid securities. See “Risk Factors – Security Level Risks – Illiquid Securities Risk.”

The Fund’s Investments (P. 37)

33.	Comment: As certain portions under this heading repeat disclosure in the Prospectus Summary, please consider revising the disclosure under this heading. See Item 17.1 of Form N-2.

Response: Agreed. The Registrant has deleted the following paragraphs from the “Investment Objective and Policies” disclosure in the Prospectus Summary:

“~~The Fund’s policy under normal circumstances of investing at least 80% of its Managed Assets in adjustable rate, U.S. dollar denominated, secured and unsecured Senior Loans, which unsecured Senior Loans will be, at the time of investment, investment grade quality, is not considered to be fundamental by the Fund and can be changed without a vote of the Fund’s Shareholders. However, this policy may only be changed by the Board of Trustees upon 60 days prior written notice to shareholders.~~”

“~~The Fund cannot change its investment objective without the approval of the holders of a “majority of the outstanding” common shares and Preferred Shares voting together as a single class, and of the holders of a “majority of the outstanding” Preferred Shares voting as a separate class. When used with respect to particular shares of the Fund, a “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy or (ii) more than 50% of the shares, whichever is less.~~”

The Registrant also has revised the “The Fund’s Investments—Investment Objective and Policies” disclosure in the Prospectus as noted below and made corresponding edits to the Statement of Additional Information:

Ms. Kimberly A. Browning

August 12, 2016

Investment Objective and Policies

The Fund’s investment objective is to achieve a high level of current income, consistent with preservation of capital. There can be no assurance that the Fund’s investment objective will be achieved. See “Investment Objective and Policies” in the Prospectus Summary for further information about the Fund’s Investment policies and objective.

~~In pursuing its objective of high current income, the Fund will invest primarily in adjustable rate U.S. dollar denominated secured Senior Loans. Investment in such floating rate instruments is expected to minimize changes in the underlying principal value of the Senior Loans, and therefore the Fund’s net asset value, resulting from changes in market interest rates. The Borrowers of such Senior Loans operate in a variety of industries and geographical regions.~~

~~As a non-fundamental policy, under normal circumstances, the Fund will invest at least 80% of its Managed Assets in adjustable rate, U.S. dollar-denominated, secured and unsecured Senior Loans, which unsecured Senior Loans will be, at the time of investment, investment grade quality. As a non fundamental policy, under normal circumstances, the Fund will invest at least 65% of its Managed Assets in Senior Loans that are secured by specific collateral. Under normal circumstances the Fund may invest up to 20% of its Managed Assets in U.S. dollar-denominated Senior Loans of Borrowers that are organized or located in countries outside the United States. Additionally, as a non-fundamental policy, under normal circumstances, the Fund may invest up to 20% of its Managed Assets, in the aggregate, in:~~

~~• other income producing securities such as investment and non-investment grade corporate debt securities, high-quality, short-term debt securities; and~~

~~• equity securities and warrants acquired in connection with the Fund’s investments in Senior Loans.~~

Portfolio Composition and Other Information (P. 38)

34.	Comment: The disclosure indicates a “more detailed description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s portfolio investments are contained in the SAI.” Please confirm that the Prospectus disclosure complies with Item 8.2 of Form N-2.

Response: Confirmed. The Prospectus disclosure complies with Item 8.2 of Form N-2.

Ms. Kimberly A. Browning

August 12, 2016

Senior Loans-Borrowers (P. 40)

35.	Comment: The disclosure indicates the Fund may directly “purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors.” Specify the amount of the Fund’s assets that may be invested in such instruments and/or in credit obligations and related instruments of borrowers that are experiencing significant financial or business distress, that are insolvent or that are either in default or likely to default. If the Fund will invest a material amount of its assets in any such investments, please disclose that fact on the Cover Page and add attendant Prospectus Summary disclosure.

Response: The Registrant has revised the fourth paragraph under the heading, “The Fund’s Investments – Portfolio Composition and Other Information – Senior Loans – Borrowers” as indicated below:

“Although Senior Loans have the most senior position in a Borrower’s capital structure and are ~~usually~~ often secured by specific collateral, they are typically below investment grade quality and may have below investment grade ratings; these ratings are associated with securities having speculative characteristics. Senior loans rated below investment grade may therefore be regarded as “junk,” despite their senior capital structure position or specific collateral pledged to secure such loans. See “Risk Factors—Portfolio Liquidity.” The Fund may purchase and retain in its portfolio Senior Loans of Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. Given the Fund’s policy to invest up to 30% of its Managed Assets in Senior Loans and other debt securities that are, at the time of investment, rated CCC+ or Caa or below by S&P, Moody’s or Fitch (see “Investment Objective and Policies” in the Prospectus Summary), the Fund may invest no more than 30% of its Managed Assets in Borrowers that have filed for protection under the federal bankruptcy laws or that have had involuntary bankruptcy petitions filed against them by creditors. You should expect the Fund’s net asset value to fluctuate as a result of changes in the credit quality of Borrowers and other factors. A serious deterioration in the credit quality of one or more Borrowers could cause a permanent decrease in the Fund’s net asset value.

b. Supplementally, please explain to the staff how investing in securities of issuers that have filed a petition in bankruptcy or that have had involuntary bankruptcy petitions filed against them (as well as those in default, or insolvent, if applicable), is consistent with the Fund’s investment objective of providing a “high level of current income.”

Response: The Registrant may invest in securities of issuers that have filed for bankruptcy or that have had involuntary bankruptcy petitions filed against them, as well as those in default or that are insolvent, when the sub-adviser believes the issuer’s financial situation will be imminently worked out and interest payments recommenced, or when the issuer may

Ms. Kimberly A. Browning

August 12, 2016

still be making payments on the obligation(s) held by the Registrant. Moreover, the Registrant may periodically invest in undervalued instruments that, upon recovery of the issuer or workout of its financial situation, would increase the Registrant’s asset base, allowing it to re-invest in high-yielding assets consistent with its investment objective.

Participations (P. 42)

36.	Comment: In situations where a loan participation or bank loan does not shift to a fund the direct debtor-creditor relationship with the borrower, a fund should treat both the interposed financial institution and the borrower as “issuers” for purposes of the fund’s sub-classification as a diversified company,” and for purposes of the Fund’s fundamental industry concentration policy.[5] Accordingly, confirm the Prospectus (and SAI) disclosure is consistent with the staff position set forth in Pilgrim or revise the disclosure accordingly. If participations are principal investments of the Fund, please add attendant Prospectus Summary disclosure.

Response: The Registrant’s industry concentration policy, as described in investment restriction number 1 on page 1 of the Statement of Additional Information, is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. Moreover, the Registrant’s status as a diversified company under Section 5(b)(1) of the 1940 Act requires adherence to the requirements of that subsection, and the Registrant’s status as a diversified company likewise cannot be changed without a vote of shareholders. We confirm, for purposes of investment restriction number 1, and adherence to the requirements of Section 5(b)(1), that the institution selling the loan participation interest and the ultimate borrower would both be considered “issuers” where the participation interest does not shift to the Registrant the direct debtor-creditor relationship with the borrower.

Lending of Portfolio Holdings (P. 44)

37.	Comment: Please clarify in the disclosure the “present regulatory policies” noted in the first sentence of the first paragraph.

Response: In response to this comment and Comment 10, the Registrant has revised this sentence as follows:

“~~The Fund may seek~~ To increase its income, the Fund may lend ~~by lending~~ financial instruments in its portfolio ~~in accordance with present regulatory policies, including those of the Board of Governors of the Federal Reserve System and the SEC~~.”

Short-Term Long-Term Debt Securities: Defensive Position (P. 46)

[5]	See Pilgrim Prime Rate Trust (pub. avail. June 29, 1989) (“Pilgrim”).

Ms. Kimberly A. Browning

August 12, 2016

38.	Comment: Please revise this heading to include the word “Temporary.” Also, add text clarifying the term “temporary defensive periods,” (e.g., during adverse market, economic, or political conditions).

Response: The Registrant has revised the heading and the first sentence of this section as set forth below:

“Short-Term/Long-Term Debt Securities; Temporary Defensive Positions

During temporary defensive periods, (e.g., times of adverse market, economic or political conditions), ~~or in order to keep the Fund’s cash fully invested,~~ the Fund may deviate from its investment objective and invest all or any portion of its assets in investment grade debt securities, including obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities. In such a case, the Fund may not pursue or achieve its investment objective during such period.”

39.	Comment: The disclosure states that the Fund may “deviate” from its investment objective “to keep the Fund’s cash fully invested” and “upon Symphony’s recommendation that a change would be in the best interests of the Fund and upon concurrence by the Adviser, and subject to approval by the Board of Trustees of the Fund, Symphony may deviate from its investment guidelines discussed herein.” As these circumstances do not comprise temporary defensive positions (i.e., responses to adverse market, economic or political conditions), please relocate this disclosure to an appropriate section of the Prospectus.

Response: The Registrant has revised the disclosure in the first sentence of this section as indicated in the response to Comment 38, and deleted the third sentence of the disclosure as indicated below.

~~“In addition, upon Symphony’s recommendation that a change would be in the best interests of the Fund and upon concurrence by the Adviser, and subject to approval by the Board of Trustees of the Fund, Symphony may deviate from its investment guidelines discussed herein.”~~

Other Dividend Risks (P. 54)

40.	Comment: Please clarify the “extraordinary circumstances” referred to in this section.

Response: This Registrant has deleted this risk factor.

Repurchase of Fund Shares; Conversion to Open-End Fund (P. 73)

41.

Comment: In the first paragraph, please reconcile the disclosure in the second sentence indicating the Fund’s “Shares trade in the open-market,” with other disclosure in the Prospectus stating the “Term Preferred Shares are not listed or traded on any securities

Ms. Kimberly A. Browning

August 12, 2016

exchange and that there may be no active secondary trading market.” Also, define the term “Shares” used in that sentence.

Response: The Registrant has revised the second sentence of this paragraph to clarify that this section applies solely to common shares, as set forth below:

“Instead, the Common Shares trade in the open market at ~~a~~ prices that ~~is~~ are a function of several factors, including Common Share dividend levels (which are in turn affected by expenses) in comparison to market rates for similar investments, NAV, call protection, dividend stability, portfolio credit quality, relative demand for and supply of such shares in the market, general market and economic conditions and other factors.”

Statement of Additional Information

Investment Restrictions (P. 1)

42.	Comment: Revise the disclosure to express the Fund’s concentration in substantial conformity with the Instruction to Item 8.2(b) of Form N-2, which states: “Concentration…is deemed 25% or more of the value of the Registrant’s total assets invested or proposed to be invested in a particular industry or group of industries.”

Response: Investment restriction number 1 is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. The Registrant confirms, for purposes of this investment restriction number 1, that it has a policy not to concentrate its investments in a particular industry or group of industries.

Code of Ethics (Page 49)

43.	Comment: The first sentence states that “[t]he Fund, Nuveen Fund Advisors, Symphony, and other related entities have adopted codes of ethics that essentially prohibit certain of their personnel, including the Fund’s Portfolio Managers, from engaging in personal investments that compete or interfere with, or attempt to take advantage of a client’s, including the Fund’s, anticipated or actual portfolio transactions, and are designed to assure that the interests of clients, including Fund shareholders, are placed before the interests of personnel in connection with personal investment transactions” (emphasis added). Please either explain in this section what is meant by the word “essentially” or delete it from the sentence.

Response: The Registrant has deleted the word “essentially” from this disclosure.

Repurchase of Fund Shares; Conversion to Open-End Fund (P. 58)

44.	Comment: Please explain supplementally why the disclosure does not include information responsive to Guide 2 to Form N-2.

Ms. Kimberly A. Browning

August 12, 2016

Response: The Fund is not currently contemplating any borrowing to finance the repurchase of shares or to make a tender offer. Please note the statement in the third paragraph of the “Repurchase of Fund Shares; Conversion to Open-End Fund” section of the SAI that discloses this fact. As such, we do not believe the disclosure required by Guide 2 is required.

Part C-Other Information

Financial Statements and Exhibits

45.	Comment: Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of the executed rather than “form of” agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the Rule.

Response: Several of the “form of” agreements filed as exhibits to the Registration Statement (e.g., Form of Dealer Letter Agreement) represent “specimen” agreements between principal underwriters and dealers, as permitted by Item 25.h of the instructions to Form N-2. The other “form of” agreements filed as exhibits to the Registration Statement (i.e., Form of Underwriting Agreement) will not be executed until at or after effectiveness of the Registration Statement, and share number and amount information will not be available until that time. As a result, it is impossible to file executed versions of these agreements with a pre-effective amendment to the Registration Statement. The Registrant hereby undertakes to file final, as-executed versions of each such exhibit in a post-effective amendment to the Registration Statement.

46.	Comment: Please file as an exhibit to the Registration Statement the legality opinion, and related consent of counsel, in a pre-effective amendment to the Registration Statement, covering all of the securities being registered thereunder. Because the terms of the actual offering from this Registration Statement have not yet been authorized by the Fund’s Board of Trustees, please confirm that the Fund will file an unqualified legality opinion and related consent of counsel in a post-effective amendment with each take-down from this Shelf Registration Statement. See SEC Division of Corporation Finance Staff Legal Bulletin No. 19, text at note 26 (Oct. 14, 2011).

Response: Agreed and confirmed.

Closing

47.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Registrant has not filed and does not intend to file any exemptive applications or no-action requests in connection with the Registration Statement.

Ms. Kimberly A. Browning

August 12, 2016

48.	Comment: Confirm in your response letter that with each take-down from this Shelf Registration Statement the Fund will file a final prospectus supplement to the Registration Statement. Also, please confirm in your response letter that the Fund will file by post-effective amendment a supplement to the Fund’s form of “Statement Establishing and Fixing the Rights and Preferences of Term Preferred Shares.”

Response: Confirmed.

49.	Comment: The powers of attorney filed as Exhibit 99.S, which relates to various funds or portfolios identified in an appendix attached to the powers of attorney, do not meet the requirement that a power of attorney “relate to a specific filing.” See Rule 483(b) under the Securities Act. If the next pre-effective amendment will be signed by power of attorney, please file as an exhibit a new power of attorney meeting the requirements of Rule 483(b).

Response: The Registrant has filed with pre-effective amendment no. 1 to the Registration Statement new Powers of Attorney which satisfy the requirements of Rule 483(b).

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.964.3502.

Sincerely yours,

/s/ David P. Glatz
David P. Glatz

Enclosures

Copies (w/encl.) to

K. McCarthy

G. Zimmerman

E. Fess